
09059206

SECU[illegible] ISSION
Washington, D.C. 20[illegible]

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.	12.00

SEC FILE NUMBER
8- 49951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MDB Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Blvd., Suite 1020
(No. and Street)

Santa Monica	California	90402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Marlett (310) 526-5004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606,	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Marlett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MDB Capital Group, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Christopher Marlett
Signature

President
Title

Notary Public

Farooq Mohammad Ganatra
COMMISSION 1638500
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Jan. 16, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Members
MDB Capital Group, LLC
Santa Monica, California

I have audited the accompanying statement of financial condition of MDB Capital Group, LLC as of December 31, 2008 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDB Capital Group, LLC as of December 31, 2008 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 13, 2009

MDB CAPITAL GROUP, LLC

Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$	1,780,955
Accounts receivable		12,980
Investments		5,262,894
Fixed assets		
net of accumulated depreciation of $426,205		451,790
Prepaid and other assets		24,154
Total assets	$	7,532,773

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	99,792
Accrued salaries		8,987
Commissions payable		292,033
Cash debit balance		1,921,581
Securities sold not yet purchased		59,205
Total liabilities		2,381,598
MEMBERS' EQUITY:		
Members' equity		5,151,175
Total liabilities and members' equity	$	7,532,773

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP, LLC

Statement of Income
For the year ended December 31, 2008

REVENUES:	
Commissions and services fees	$ 1,582,639
Trading and investment	(1,611,682)
Interest income	62,595
Other income	78,162
Total income	111,714
EXPENSES:	
Administrative	990,473
Commissions	912,510
Communications	303,768
Legal and professional	268,629
Occupancy	223,782
Operations	733,997
Total expenses	3,433,159
LOSS BEFORE INCOME TAXES	(3,321,445)
INCOME TAX PROVISION (Note2)	
State taxes	800
Total income tax provision	800
NET LOSS	$ (3,322,245)

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP, LLC

Statement of Members' Equity
For the year ended December 31, 2008

	Members' Equity	Net Income	Total Members' Equity
Beginning balance January 1, 2008	$ 8,473,420		$ 8,473,420
Net loss		(3,322,245)	(3,322,245)
Ending balance December 31, 2008	$ 8,473,420	($3,322,245)	$5,151,175

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP, LLC

Statement of Cash Flows
For the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(3,322,245)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		42,500
(Increase) decrease in:		
Accounts receivable		93,094
Investments		1,045,914
Other assets		625,002
Increase (decrease):		
Accounts payable and accrued expenses		8,652
Accrued salaries		(587,952)
Commissions payable		292,033
Cash debit balance		326,119
Securities sold not yet purchased		(77,409)
Income taxes payable		(11,790)
Total adjustments		1,756,163
Net cash used in operating activities		(1,566,082)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(16,169)
Net cash used in investing activities		(16,169)
Decrease in cash		(1,582,251)
Cash at beginning of year		3,363,206
Cash at end of year	$	1,780,955
Supplemental cash flow disclosures		
Interest		$0
Income taxes		$800

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

MDB Capital Group, LLC (the "Company") was formed in California in 1996 and is approved as a securities broker dealer by the Securities and Exchange Commission, The Financial Industry Regulatory Authority, and The State of California.

The firm is a limited liability company whose managing members are Messers. Christopher A. Marlett and Anthony D. Di Giandomenico.

The firm operates on a fully disclosed basis with another member firm, National Financial Services.

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, equipment and premises:
The company depreciates its assets over a useful life of five, seven, or thirty-nine and a half years.

		Depreciable Life (in years)
Furniture and fixture at cost	334,369	7
Less: accumulated depreciation	(265,600)	
	$ 68,769	
Computer and equipment	261,773	5
Less: accumulated depreciation	(105,099)	
	$ 156,674	
Leasehold improvements	281,853	
Less: accumulated depreciation	(55,506)	39.5
	$ 226,347	

Depreciation expense for the year ended December 31, 2008 was $42,500.

Concentrations of Credit Risk:

The Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of California.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases:

The Company committed to an office lease for approximately 4,428 square feet of office space in April of 1999. Under the lease agreement there is a fixed monthly payment of $16,390.52 for nine years. The fixed rent will increase annually by 3% on the 13th month of the Term.

Total Lease Obligation	Year	Amount
	2009	52,166

Comprehensive Income:
The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2008.

Note 2: INCOME TAXES

The Company was formed as Limited Liability Company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a minimum franchise tax of $800 per year.

Note 3: NET CAPITAL REQUIREMENT

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2008 the company had a net capital of $2,228,090 which is $2,073,264 in excess of the minimum of $154,826 required and its ratio of aggregate indebtedness 1.04% to net capital was which is less than 15 to 1 maximum ratio of a broker dealer.

Note 4: CONTINGENCIES

The company is currently involved in a FINRA arbitration with a former registered representative claiming wrongful termination and breach of contract. The arbitration is scheduled for the week of June 8, 2009. The company's legal counsel deems this suit frivolous and without merit and intends to defend this lawsuit vigorously.

MDB CAPITAL GROUP, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2008

		Focus 12/31/08		Audit 12/31/08		Change
Members' equity, December 31, 2008	$	5,193,675	$	5,151,175	$	42,500
Subtract - Non allowable assets:						
Accounts receivable		9,500		9,500		-
Investment		2,090,389		2,090,389		-
Fixed assets		494,290		451,790		(42,500)
Other assets		24,154		24,154		-
Tentative net capital		2,575,342		2,575,342		-
Haircuts:		347,252		347,252		-
NET CAPITAL		2,228,090		2,228,090		-
Minimum net capital		(154,826)		(154,826)		-
Excess net capital	$	2,073,264	$	2,073,264		-
Aggregate indebtedness		2,322,393		2,322,393		-
Ratio of aggregate indebtedness to net capital		1.04%		1.04%		

The differences between the audit and focus filed for December 31, 2008 were caused by year end adjustments

MDB CAPITAL GROUP, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2008

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
MDB Capital Group, LLC
Santa Monica, California

In planning and performing my audit of the financial statements of MDB Capital Group, LLC for the year ended December 31, 2008, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by MDB Capital Group, LLC including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 13, 2009